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SEC FILE NUMBER
8-69348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J. Wood Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

S D Mayer & Associates
(Name – if individual, state last, first, and middle name)

235 Montgomery Street, 26th Floor	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

4/23/2013	5797
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason M. Wood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J. Wood Capital Advisors LLC _____, as of December 31 _____, 20 25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

J. Wood Capital Advisors LLC

Statement of Financial Condition
December 31, 2025

SD Mayer & Associates, LLP
235 Montgomery Street, 26th Floor
San Francisco, CA 94104
415-691-4040 Main
sdmayer.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on J. Wood Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. Wood Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SD Mayer & Associates, LLP

We have served as J. Wood Capital Advisors, LLC's auditor since 2015.

San Francisco, California

March 2, 2026

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 1,413,542
Securities held at fair value	252,262,734
Notes receivable	12,240,000
Accrued interest receivable	627,696
Fees receivable	450,250
Operating lease right-of-use asset	146,885
Fixed assets (net of accumulated depreciation of $248,998)	16,681
Other assets	242,630
Total assets	$ 267,400,418

Liabilities and Member's Equity

Securities sold short at fair value	$ 90,654,145
Loan payable	30,586,629
Profit sharing payable	984,281
Accrued expenses	187,510
Lease liabilities	147,595
Total liabilities	122,560,160
Member's equity	144,840,258
Total liabilities and member's equity	$ 267,400,418

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company provides financial advisory services, mainly providing capital structure advice to its corporate clients. The Company also serves as an underwriter of securities or selling group participant and engages in private placements of securities and proprietary trading.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are recognized when the engagement is completed and there are no further services to be provided. Private placements and underwritings are recognized at the closing of the respective transactions. Unrealized appreciation or realized gains on securities are included in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Credit Losses

The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. At December 31, 2025, the Company did not establish an allowance for credit losses for fees.

Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities were recognized at the initial present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the amortized initial present value of the fixed lease payments.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Fixed Assets

Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. **Summary of Significant Accounting Policies (continued)**

    Income Taxes (continued)

    In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-Registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company, a limited liability company treated as a pass-through entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

    Fees Receivable

    The Company records as fees receivable amounts earned for services rendered where payment has not been received. As of January 1, 2025, the Company had fees receivable of $7,752,862 and fees receivable of $450,250 at December 31, 2025.

3. **Employee Benefit Plan**

    The Company participates in a 401(k) plan covering its employees. For the year ended December 31, 2025, the Company elected to make contributions of $929,825 to the plan.

4. **Notes Receivable**

    On June 30, 2025, a client of J. Wood Capital LLC signed a convertible promissory note (the "Note") in the principal amount of $9,000,000. The Note accrues interest at an annual rate ranging from 10% to 12%. Interest compounds annually. The Note, along with accrued interest, is due and payable upon demand by the holder at any time after the maturity date, which is February 28, 2030, unless earlier repaid or converted. The Note is unsecured and may be converted, at the option of the holder, into equity securities.

    On August 4, 2025, a client of J. Wood Capital LLC signed a convertible promissory note (the "Note") in the principal amount of $3,240,000. The Note accrues interest at an annual rate ranging from 10% to 12%. Interest compounds annually. The Note, along with accrued interest, is due and payable upon demand by the holder at any time after the maturity date, which is February 28, 2030, unless earlier repaid or converted. The Note is unsecured and may be converted, at the option of the holder, into equity securities.

5. **Loan Payable**

    In December 2025, the Company drew from a secured margin line of credit which had been previously negotiated with its financial institution. The loan is collateralized by the Company's securities holdings. Interest accrues daily at a variable rate and is payable the following month. Interest was 4.66% at December 31, 2025.

6.   **Securities**

For the year ended December 31, 2025, the Company had investments primarily in equities and warrants. In the ordinary course of business, the Company buys securities for its own account as well as sells short call options which are covered by its long security positions. The net unrealized or realized profit on securities is reflected in the statement of operations.

From time to time, the Company receives securities as compensation which may not be sold or otherwise liquidated for a set period of time. In these cases, an illiquidity discount may be taken on the quoted marketable value The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. Accordingly, the degree of judgement exercised in determining fair value is greatest in Level III investments. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities, listed options and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted debt or equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

6.   Securities (continued)

The following table presents the Company's fair value hierarchy for securities owned and securities sold short as of December 31, 2025:

Securities held at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Unobservable inputs	Balance as of 12/31/25
Equities	$ 229,346,418	$ -	$ 20,590,241	$ 249,936,659
Warrants	715,630	-	344,370	1,060,000
Other	1,266,075	-	-	1,266,075
Total	$ 231,328,123	$ -	$ 20,934,611	$ 252,262,734
Securities sold short at fair value:				
Options	$ 90,654,145	$ -	$ -	$ 90,654,145
Total	$ 90,654,145	$ -	$ -	$ 90,654,145

The following roll forward table presents the changes in assets classified in Level III of the fair value hierarchy for the year ended December 31, 2025:

	Nonmarketable Equities	Warrants	Total
Balance, January 1, 2025	$ 3,485,664	$ -	$ 3,485,664
Purchases, transfers in, at cost	23,115,789	-	$ 23,115,789
Realized & unrealized gain/(loss)	(2,525,548)	344,370	$ (2,181,178)
Transfers out of Level III	(3,485,664)	-	$ (3,485,664)
Balance, December 31, 2025	$ 20,590,241	$ 344,370	$ 20,934,611

6.   **Securities (continued)**

The following table summarizes the valuation techniques used for the Company's investments that are categorized in Level III of the fair value hierarchy as of December 31, 2025:

Level III Investments	Fair Value as of 12/31/25	Valuation Technique	Unobservable Inputs	Range of Inputs
Equities	$ 20,590,241	Discount taken on value of marketable shares	Illiquidity discount	management estimate
Warrants	$ 344,370	Black-Scholes model	Illiquidity discount	management estimate
Total Level III Investments	$ 20,934,611			

7.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of approximately $56,300,000 which exceeded the minimum net capital required by approximately $56,200,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

8.   **Concentrations**

The Company's cash and cash equivalents are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company does not consider itself to be at risk with respect to its cash and cash equivalents balances.

Securities owned by the Company are held in custody by one of these financial institutions and represent a significant portion of the Company's assets.

9. **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as multiple revenue classes consisting of advisory fees, private placement fees and principal transactions ("the Segments"). Using the management approach, qualitative and quantitative criteria established by ASC 280, these fees are considered to be a single reportable segment since the Chief Operating Decision Maker ("CODM") uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The nature of business and accounting policy of the Segments are the same as described in the organization and business and summary of significant accounting policies.

The Company has identified its Chief Executive Officer as the CODM.

10. **Commitments**

The Company maintains three leases to occupy office space. A lease with the Managing Member of the Company, providing for monthly payments of $2,000, expired on December 31, 2025 and has renewed with similar terms.

During 2025, a second lease renewed for a term of two years and expires in March 2027. A third lease renewed during 2025 for another one-year term and expires in October 2026. At December 31, 2025, the minimum payments under these two agreements are $167,440 for the remainder of the leases.

Maturities of the lease liability under the operating lease at December 31, 2025 are as follows:

2026	$ 131,940
2027	22,700
	$ 154,640
Less: imputed interest	(7,045)
	$ 147,595

Other information related to leases as of December 31, 2025:

Weighted average remaining lease term: 1.17 years
Weighted average discount rate: 7.5%

11. **Subsequent Events**

The Company has evaluated events that have occurred after December 31, 2025 through the date the financial statements were issued.

On January 16, 2026, the Company entered into a non-cancelable operating lease agreement for office space located at Mill Valley, CA. The lease term is one year commencing on February 16, 2026, with monthly base rent payments of $1,649.

On January 1, 2026, the Company renewed the lease for office space located at Santa Rosa, CA. The lease term is four years commencing on January 1, 2026, with monthly base rent payments of $2,000.

During January 2026, the loan payable and related interest payments were fully satisfied.